EXHIBIT 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of April 27, 2020, FAT Brands Inc. registered its common stock, par value $0.0001 per share (“Common Stock”) under Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), Certificates of Designation that designate various series of preferred stock, and our Bylaws (the “Bylaws”), each of which are filed or incorporated by reference as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.8 is a part.

Voting Rights. Holders of our Common Stock are entitled to cast one vote per share. Holders of our Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the Certificate of Incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights. Holders of Common Stock share ratably (based on the number of shares of Common Stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights. On our liquidation, dissolution or winding up, each holder of Common Stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other Matters. No shares of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock. Holders of shares of our Common Stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Authorized Shares. Our Certificate of Incorporation authorizes the issuance of up to 25,000,000 shares of Common Stock, and up to 5,000,000 shares of preferred stock, par value $0.0001 per share.

Listing. The Common Stock is listed for trading on The NASDAQ Stock Market LLC.